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                            [SCHLUMBERGER LETTERHEAD]


For Immediate Release: Friday, November 17, 2000

SCHLUMBERGER EXTENDS TIME FOR CONVERGENT GROUP STOCKHOLDERS TO TENDER SHARES

NEW YORK, November 17, 2000-Schlumberger Limited (NYSE:SLB), announced today that its wholly-owned subsidiary Schlumberger Technology Corporation (Schlumberger) intends to commence a subsequent offering period beginning Tuesday, November 28, 2000 at 12:01 a.m. New York City time, immediately after the anticipated expiration of its initial offering period to purchase all outstanding shares of common stock of Convergent Group Corporation (NASDAQ:CVGP). The subsequent offering period will remain open until Thursday, November 30, 2000, at 12:00 midnight New York City time, unless extended. The original offering period is scheduled to expire at 12:00 midnight, New York City time on Monday, November 27, 2000, at which time all such shares validly tendered and not properly withdrawn will be accepted for payment.

Stockholders of Convergent Group Corporation (Convergent) wishing to accept the Schlumberger offer should comply with the instructions in the Schlumberger offer to purchase and letter of transmittal at the earliest practicable date. During the subsequent offering period, Convergent stockholders who did not tender their shares by the expiration of the initial offering period may tender their Convergent shares by following the directions in the Schlumberger offer to purchase and letter of transmittal.

As previously announced, Convergent and Schlumberger intend to effect a merger pursuant to which Convergent will become an indirect wholly-owned subsidiary of Schlumberger and all remaining Convergent stockholders (other than Schlumberger and its affiliates) will have the right to receive the same $8 per share in cash paid in the tender offer.

Holders of Convergent common stock are urged to read Schlumberger's offer to purchase and the related letter of transmittal carefully in their entirety. The offer to purchase and the related letter of transmittal contain important information. The offer to purchase and the letter of transmittal are exhibits to Schlumberger's Schedule TO filed with the Securities and Exchange Commission which may be examined on the SEC's website http://www.sec.gov. Copies of the offer to purchase and the letter of transmittal are available, for no charge, from D. F. King & Co. Inc. 1 (800) 714-3305.

Schlumberger Limited is a global leader in technical services spanning the oil and gas, utility, semiconductor testing, smart cards, and network and Internet solutions industries. Schlumberger revenue was $8.4 billion in 1999. Additional information is available from Realtime [www.slb.com], the Schlumberger corporate website.

For further information, contact:
Schlumberger Limited
Rex Ross, Vice President Communications
Phone: (212) 350-9432

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